Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Third Quarter 2021 Results

●	Third-quarter revenues of $10.2 million
●	Cash, cash equivalents, and short-term bank deposits of $67 million and no debt
●	Reiterates 2021 revenue guidance range of $39 million to $41 million

TEL AVIV, Israel – November 11, 2021 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the third quarter ended September 30, 2021.

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “We started the second half of the year with solid financial results, which represents a ninth consecutive quarter of year-over-year revenue growth as we execute our strategy. We maintain our positive outlook for the fourth quarter. We are optimistic about our overall ability to deliver another growth year in 2021 and reiterate our full-year 2021 revenue guidance of $39 million to $41 million. Moreover, with our current visibility, we believe this trend will continue in 2022.

“During the quarter, we continued our significant R&D investment in our advanced 5G assurance technology and integrations into more cloud ecosystems. In addition, we issued a press release announcing our integration with Amazon Web Services (AWS) in August. Integration with AWS provides operators with a dynamic, automated service assurance solution for deploying and optimizing 5G services on the AWS cloud and Amazon EKS for on-premises implementations. The AWS announcement followed our Microsoft press release in the first quarter of 2021, covering our integration with Microsoft Azure.

“We also announced in August our innovative AI solution for 5G Networks as part of our automated 5G assurance product RADCOM ACE. Our technology utilizes Artificial Intelligence (AI) and Machine Learning (ML) to help operators proactively solve network issues. Our solutions continue to receive positive feedback from our install base and potential customers, and we already have several ongoing opportunities for our latest innovations.

“We remain focused on our strategic objectives. We are already engaged in multiple opportunities at different sales cycle stages, with several engagements reaching an advanced stage. As the market continues to ramp up, we expect the demand for 5G assurance solutions to increase and believe our market-leading assurance offerings are well-aligned with operators’ needs and will drive growth.”

Third Quarter 2021 Financial Highlights:

●	Total revenues for the third quarter were $10.2 million, compared to $9.8 million in the third quarter of 2020
●	GAAP gross margin for the third quarter of 2021 was 69% compared to 76% in the third quarter of 2020. The decrease is due to the revenue mix

●	Total GAAP R&D net expenses for the third quarter were $4.6 million compared to $4.4 million in the third quarter of 2020
●	GAAP net loss for the third quarter was $1.1 million, or $0.08 per diluted share, compared to a GAAP net loss of $0.4 million, or $0.03 per diluted share for the third quarter of 2020
●	Non-GAAP net loss for the period was $0.3 million, or a loss of $0.02 per diluted share, compared to a non-GAAP net income of $0.2 million, or an income of $0.02 per diluted share for the third quarter of 2020
●	As of September 30, 2021, the Company had cash and cash equivalents and short-term bank deposits of $67 million, and no debt

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Standard Time (3:00 pm Israel Standard Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call, a replay of the conference call will be available a few hours later on the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,”” may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its sales opportunities, its positive outlook for the fourth quarter of 2021 and ability to deliver another growth year in 2021 and increase this trend in 2022, the optimization of 5G services on the AWS cloud and Amazon EKS for on-premises implementations resulting from the integration with AWS, increased demand and expected growth in the 5G market, and expectations regarding its growth opportunities, sales cycles, and pipeline and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenues	$10,228	$9,829	$29,124	$27,316
Cost of revenues	3,155	2,390	7,988	7,642
Gross profit	7,073	7,439	21,136	19,674
Research and development, gross	4,791	4,884	15,121	14,384
Less - royalty-bearing participation	205	478	343	1,050
Research and development, net	4,586	4,406	14,778	13,334
Sales and marketing	2,476	2,474	7,632	7,208
General and administrative	947	1,008	2,947	2,937
Total operating expenses	8,009	7,888	25,357	23,479
Operating loss	(936)	(449)	(4,221)	(3,805)
Financial income (expenses), net	(106)	120	394	440
Loss before taxes on income	(1,042)	(329)	(3,827)	(3,365)
Taxes on income	(27)	(113)	(85)	(166)

Net loss	$(1,069)	$(442)	$(3,912)	$(3,531)

Basic and diluted net loss per ordinary share	$(0.08)	$(0.03)	$(0.28)	$(0.25)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,148,950	13,946,524	14,140,509	13,917,565

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
GAAP gross profit	$7,073	$7,439	$21,136	$19,674
Stock-based compensation	41	29	124	71
Non-GAAP gross profit	$7,114	$7,468	$21,260	$19,745
GAAP research and development, net	$4,586	$4,406	$14,778	$13,334
Stock-based compensation	297	284	889	702
Non-GAAP research and development, net	$4,289	$4,122	$13,889	$12,632
GAAP sales and marketing	$2,476	$2,474	$7,632	$7,208
Stock-based compensation	228	165	712	352
Non-GAAP sales and marketing	$2,248	$2,309	$6,920	$6,856
GAAP general and administrative	$947	$1,008	$2,947	$2,937
Stock-based compensation	170	210	520	497
Non-GAAP general and administrative	$777	$798	$2,427	$2,440
GAAP total operating expenses	$8,009	$7,888	$25,357	$23,479
Stock-based compensation	695	659	2,121	1,551
Non-GAAP total operating expenses	$7,314	$7,229	$23,236	$21,928
GAAP operating loss	$(936)	$(449)	$(4,221)	$(3,805)
Stock-based compensation	736	688	2,245	1,622
Non-GAAP operating income (loss)	$(200)	$239	$(1,976)	$(2,183)
GAAP loss before taxes on income	$(1,042)	$(329)	$(3,827)	$(3,365)
Stock-based compensation	736	688	2,245	1,622
Non-GAAP income (loss) before taxes on income	$(306)	$359	$(1,582)	$(1,743)
GAAP net loss	$(1,069)	$(442)	$(3,912)	$(3,531)
Stock-based compensation	736	688	2,245	1,622
Non-GAAP net income (loss)	$(333)	$246	$(1,667)	$(1,909)
GAAP net loss per diluted share	$(0.08)	$(0.03)	$(0.28)	$(0.25)
Stock-based compensation	0.06	0.05	0.16	0.12
Non-GAAP net income (loss) per diluted share	$(0.02)	$0.02	$(0.12)	$(0.14)
Weighted average number of shares used to compute diluted net income (loss) per share	14,148,950	14,221,676	14,140,509	13,917,565

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	September 30, 2021	December 31, 2020
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$7,147	$13,548
Short-term bank deposits	59,788	55,413
Trade receivables, net	12,170	12,446
Inventories	2,276	540
Other accounts receivable and prepaid expenses	1,857	1,437
Total Current Assets	83,238	83,384

Non-Current Assets
Severance pay fund	3,693	3,814
Other long-term receivables	1,304	2,185
Property and equipment, net	1,217	1,311
Operating lease right-of-use assets	2,045	2,945
Total Non-Current Assets	8,259	10,255

Total Assets	$91,497	$93,639

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,914	$1,592
Deferred revenues and advances from customers	2,160	3,149
Employee and payroll accruals	4,124	4,414
Operating lease liabilities	943	1,028
Other liabilities and accrued expenses	5,510	4,721
Total Current Liabilities	15,651	12,725

Non-Current Liabilities
Accrued severance pay	4,220	4,473
Operating lease liabilities	1,189	2,008
Other liabilities and accrued expenses	61	235
Total Non-Current Liabilities	5,470	6,716

Total Liabilities	$21,121	$21,620

Shareholders’ Equity
Share capital	$667	$657
Additional paid-in capital	142,362	140,129
Accumulated other comprehensive loss	(2,636)	(2,662)
Accumulated deficit	(70,017)	(66,105)

Total Shareholders’ Equity	70,376	72,019
Total Liabilities and Shareholders’ Equity	$91,497	$93,639